SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CORPORATE BYLAWS

OF

COMPANHIA PARANAENSE DE ENERGIA

Approved and consolidated by the 201ª Extraordinary Shareholders’ meeting, of.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

Commercial Registry Number: 41300036535

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

Rua Coronel Dulcídio, 800

Curitiba - Paraná - Brazil

CEP: 80420-170

e-mail: copel@copel.com

Website: http://www.copel.com

Phone: (55-41) 3310-5050

Fax: (55-41) 3331-4145

CONTENTS

CHAPTER I	NAME, LIFE TERM, HEAD OFFICE AND CORPORATE PURPOSE	04
CHAPTER II	CAPITAL STOCK AND SHARES	05
CHAPTER III	SHAREHOLDERS' MEETING - SM	07
CHAPTER IV	MANAGEMENT OF THE COMPANY	08
	SECTION I BOARD OF DIRECTORS - BD	08
	Number, nomination and term of office	08
	Vacancies and replacements	10
	Procedure	10
	Powers and duties	11
	SECTION II EXECUTIVE BOARD - EB	15
	Number, term of office, powers and duties	15
	Representation of the Company	17
	Vacancies and replacements	17
	Powers and duties	18
	SECTION III EXECUTIVE BOARD MEETING - EBM	18
	Procedure	18
	Powers and duties	19
CHAPTER V	CHAPTER V STATUTORY COMMITTEES	22
	SECTION I STATUTORY AUDIT COMMITTEE - SAC	22
	SECTION II NOMINATION AND EVALUATION COMMITTEE - NEC	23
	SECTION III INVESTMENT AND INNOVATION COMMITTEE – IIC	24
	SECTION IV SUSTAINABLE DEVELOPMENT COMMITTEE – SDC	24
	SECTION V MINORITY SHAREHOLDERS COMMITTEE – MSC	25
CHAPTER VI	CHAPTER VI SUPERVISORY BOARD - SB	26
	Number, nomination and term of office	26
	Vacancies and replacements	27
	Representation of the Company and views of the Supervisory Board	27
CHAPTER VII	COMMON RULES APPLICABLE TO STATUTORY BODIES	27
	Taking office, impediments and prohibitions	27
	Compensation	29
CHAPTER VIII	FINANCIAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND DIVIDEND PAYOUT	29
CHAPTER IX	DISSOLUTION AND LIQUIDATION	30
CHAPTER X	DEFENSE MECHANISMS	31
CHAPTER XI	CONTROL DIVESTMENT	32
CHAPTER XII	B3's CORPORATE GOVERNANCE LEVEL 2 EXIT	33
CHAPTER XIII	EMISSION OF UNITS	34
CHAPTER XIV	CONFLICT RESOLUTION	35
CHAPTER XV	GENERAL PROVISIONS	35

APPENDIXES:
I	AMENDMENTS TO THE BYLAWS	37
II	CHANGES IN THE CAPITAL STOCK	39

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Note: the original text was filed at the Commercial Registry of the State of Paraná - CRSP under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of Paraná - ONS PR of June 25, 1955.

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CHAPTER I - NAME, LIFE TERM, HEAD OFFICE

AND CORPORATE PURPOSES

Article 1 Companhia Paranaense de Energia, hereinafter referred to as "Copel" or "Company", is a mixed capital publicly-held company, legal entity under private law whose major stakeholder is the State of Paraná. The Company was incorporated by State Decree no. 14,947/1954, as authorized by State Law no. 1,384/1953, being governed by these Bylaws, Federal Laws no. 6,404/1976 and 13,303/2016, and further applicable legal provisions.

Article 2 The Company's term is indefinite.

Article 3 Copel is headquartered in and subject to the jurisdiction of the city of Curitiba, in the state of Paraná, Brazil, and may establish branches, agencies and offices in the country and abroad.

Article 4 The Company's corporate purposes are:

I	researching and studying, technically and economically, any sources of energy, providing solutions for sustainable development;
II	researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;
III	studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;
IV	providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State, upon approval by the Board of Directors; and
V	developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being authorized, for such aims, upon approval by the Board of Directors, and for the aims set forth in sub-items II and III above, to join, preferably holding major stakes or controlling interest, consortia or concerns with private companies, pension funds or other private entities, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects' general features, their respective social and environmental impacts.

Paragraph 1 The Company may, in order to achieve its corporate purpose, establish subsidiaries, take control of a company and hold stocks of other companies related to its corporate purpose, in accordance with state law, upon approval by the Board of Directors.

Paragraph 2 In order to achieve its corporate purpose, and within its area of operations, the Company may open, install, maintain, transfer or extinguish branches, facilities, offices, representations or any other establishments, as well as appoint representatives, in compliance with the applicable laws and regulations.

Paragraph 3 With the admission of the Company to the special listing segment of B3 (Brasil, Bolsa, Balcão), called Level 2 of Corporate Governance, the Company, its shareholders, senior managers (members of the Board of

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Directors and of the Executive Board) and members of the Supervisory Board are subject to the provisions on the Regulation of Level 2 Listing (Level 2 Regulation).

Paragraph 4 The provisions of B3's Corporate Governance Level 2 Regulations shall prevail over the provisions of the Bylaws, in the event of prejudice to the rights of the addressees of the public offerings provided for in these Bylaws.

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5 Underwritten paid up capital is R$10,800,000,000.00 (ten billion and eight hundred million reais), represented by 2,736,553,750 (two billion, seven hundred and thirty-sixty million, five hundred and fifty-three thousand and seven hundred and fifty) shares, with no par value, composed of 1.450.310.800 (one billion and four hundred and fifty million, three hundred and ten thousand and eight hundred) ordinary shares, and 1.286.242.950 (one billion, two hundred and eighty-six million, two hundred and forty-two thousand and nine hundred and fifty) preferred shares, of which 3.267.520 (three million, two hundred and sixty-seven thousand and five hundred and twenty) shares are class “A” and 1.282.975.430 (one billion, two hundred and eighty-two million, nine hundred and seventy-five thousand and four hundred and thirty) shares are class “B”.

Paragraph 1 Upon approval by the Board of Directors, after consulting with the Supervisory Board, in accordance with current legislation, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 4,000,000,000 (four billion) shares, exclusively for the capitalization of profits and reserves or, in the event the General Meeting decides to issue subscription warrants, convertible debentures or grant stock options to managers and employees, the exercise of the respective conversion or subscription rights.

Paragraph 2 The shares are registered, book-entry, kept in deposit accounts, in an authorized financial institution. All shares shall be registered.

Paragraph 3 The Company is authorized to choose the financial institution, by resolution of the Board of Directors, to keep the book entry shares in deposit accounts.

Paragraph 4 Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission.

Paragraph 5 The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Federal Law no. 6,404/1976, and further amendments.

Paragraph 6 The preferred shares, with restricted voting rights, pursuant to § 7 below, shall be of classes "A" and "B", and shall confer on their holders the following preferences and advantages:

I	The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten percent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year and which shall be imputed to the mandatory dividend provided for in Article 88;
II	The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, twenty-five percent of the net profit duly adjusted, as provided for in Federal Law no. 6,404/1976, and further amendments, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.
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III	The above mentioned dividends awarded to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.
IV	The dividends to be paid per preferred share, independently of its class, shall be at least ten percent higher than the dividends to be paid per common share, as provided for in Federal Law no. 6,404/1976, and further amendments;
V	The preferred shares shall acquire voting rights if, for three consecutive financial years, those shares are not granted the minimum dividends to which they are entitled; and
VI	Preferred shares assure their holders the right to be included in a public offer for the acquisition of shares as a result of the Sale of Company Control at the same price and under the same conditions offered to the Selling Controlling Shareholder.

Paragraph 7 Each preferred share confers on its holder the right to restricted voting, exclusively, in the following matters:

I	transformation, incorporation, merger or spin-off of the Company;
II	approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, as well as other companies in which the Controlling Shareholder has an interest, whenever, by virtue of legal or statutory provision, they are resolved in a General Meeting;
III	valuation of assets destined to the payment of the Company's capital increase;
IV	choice of specialized institution or company to determine the Economic Value of the Company, pursuant to Article 101 of these Bylaws;
V	alteration or revocation of bylaws provisions that alter or modify any of the requirements set forth in item 4.1 of B3's Level 2 Corporate Governance Regulations, with the exception that this voting right shall prevail while the Level 2 Corporate Governance Agreement is in effect; and
VI	exclusion or amendment aimed at suppressing the right provided for in item XXIX of Article 28, as well as in this item, except that such amendment shall depend on the approval of the majority of the preferred shares at a special meeting called for this purpose.

Paragraph 8 The Company may issue multiple shares and bonds that provisionally represent them. Shareholders may replace simple securities of their shares with multiple securities, as well as convert them at any time into those securities, at the expense of the interested party, the expenses of conversion.

Paragraph 9 The shares issued by the Company may be converted into another type and class, subject to the following rules:

I	the class "A" preferred shares may be converted into class "B" preferred shares at any time;
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II	the common shares may be converted into preferred class "B" shares, in accordance with the terms, conditions and procedures defined by the Board of Directors, for the sole purpose of forming Units, as defined in Article 105;
III	the class "B" preferred shares may be converted into common shares, in accordance with the terms, conditions and procedures defined by the Board of Directors, with the sole purpose of creating Units, as defined in Article 105; and
IV	the common shares and the class "B" preferred shares may under no circumstances be converted into class "A" preferred shares.

Paragraph 10 Issues of shares, subscription warrants, debentures or other securities, up to the limit of the authorized capital, may be approved with the exclusion of the preemptive right or reduction of the term for its exercise, not less than 30 (thirty) days, under the terms of Federal Law 6,404/1976 and subsequent amendments.

Paragraph 11 Debentures may be simple or convertible into shares, pursuant to Federal Law 6,404/1976 and subsequent amendments.

SHAREHOLDERS' MEETING - SM

Article 6 The Shareholders' Meeting is the Company's highest decision-making body, with power to decide upon all matters related to the corporate purpose, and shall be governed by current legislation.

Article 7 The Shareholders' Meeting shall be convened by the Board of Directors or, when authorized by law, by the Executive Board, by the Supervisory Board or by shareholders.

Article 8 The minimum notice for a Shareholders’ Meeting shall be thirty days. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to Federal Law no. 6,404/1976. All documents concerning the agenda for the meeting shall be made available to shareholders on the date of its calling, including electronically.

Sole Paragraph. In order to be brought before the Shareholders’ Meeting, a matter must be properly specified in the notice of meeting, the inclusion of general subjects in the agenda of the Shareholders’ Meeting not being permitted.

Article 9 The Shareholders’ Meeting shall be opened and presided over by the Chairman of the Board of Directors, or by a deputy appointed by him or her, or by a shareholder elected at that time by his or her peers.

Paragraph 1 The quorum required for the opening and passing of resolutions at the Shareholders’ Meetings shall be that established by the current legislation.

Paragraph 2 The Chairman of the Meeting shall select from those present one shareholder to act as secretary.

Article 10 The Annual Shareholders’ Meeting shall be held every year within the first four months subsequent to the end of the financial year, in order to decide on matters set in accordance with legal provisions. Extraordinary Shareholders’ Meetings may be called whenever necessary.

Sole Paragraph The Ordinary General Meeting and the Extraordinary General Meeting may be called and held cumulatively at the same place, date and time, in a single minute.

Article 11 At General Meetings, each ordinary share shall give the right to one (1) vote. Exclusively in matters where the preferred shares have restricted voting rights, pursuant to these Bylaws, each preferred share shall give the right to one (1) vote.

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Article 12 A shareholder may participate of Shareholders’ Meetings or authorize another person to act for him or her by proxy. Such proxy, with limited powers, along with pertinent documents, shall be presented before or at the time of the meeting, in accordance with legal requirements.

Article 13 The Shareholders’ Meeting minutes shall be drawn up pursuant to current legislation.

Article 14 Unless otherwise required by law, the Shareholders’ Meeting shall be held to decide on the following matters:

I	increase in capital stock beyond the limit authorized in these Bylaws;
II	valuation of assets contributed by the shareholder for the capital stock;
III	transformation, merger, incorporation, spin-off, dissolution and liquidation of the Company;
IV	amendment of these Bylaws;
V	election and dismissal, at any time, of members of the Board of Directors, the Fiscal Council and alternate members and the Nominating and Evaluation Committee;
VI	setting the remuneration of Directors, Fiscal Directors and members of Statutory Committees;
VII	approval of the financial statements, the allocation of the income for the year and the distribution of dividends, in accordance with the dividend policy;
VIII	authorization for the Company to file civil liability suits against the Senior Managers for damages caused to their assets;
IX	disposal of real estate directly linked to the rendering of services and the granting of liens on them;
X	exchange of shares or other securities;
XI	issuance of debentures convertible into shares, including those of controlled companies;
XII	issuance of any other securities and securities convertible into shares, in Brazil or abroad; and;
XIII	election and removal, at any time, of liquidators, upon inspection of their liquidation accounts.

CHAPTER IV - MANAGEMENT OF THE COMPANY

Article 15 The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.

SECTION I – THE BOARD OF DIRECTORS - BD

Article 16 The Board of Directors is the strategic decision-making body in charge of the direction of the Company's business.

Number, nomination and term of office

Article 17 The Board of Directors shall be composed of 09 (nine) full members, elected and dismissed by the General Meeting, all with a unified term of office of 02 (two) years, with a maximum of 03 (three) consecutive term of office permitted under the terms of Federal Law 6,404/1976 and other applicable rules, including the possibility of separate election by minority shareholders and holders of preferred shares, as well as the adoption of multiple voting.

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Paragraph 1 Whenever the election of the Board of Directors is carried out cumulatively through the multiple vote system and the holders of common or preferred shares exercise the right to elect a Director, the State of Paraná shall be assured the right to elect a Director in a number equal to the number elected by the other shareholders and employees, plus one, regardless of the number of Directors established in the caput.

Paragraph 2 The right to elect two (02) Board Members shall be ensured to minority shareholders, if a greater number is not covered by the multiple vote process established in the legislation in force.

Paragraph 3 Shareholders holding preferred shares that meet the percentages and requirements set forth in article 141, §§ 4 and 5 of Federal Law 6,404/1976 shall be entitled to elect one (1) director.

Paragraph 4 The Board of Directors of the wholly-owned subsidiaries shall be composed of three (3) members, containing at least the Chief Subsidiary Officer of the respective wholly-owned subsidiary and one (1) chief officer of the Company, in compliance with the provisions of Paragraph 5 below.

Paragraph 5 The Company's Chief Executive Officer may join the Board of Directors as its Executive Secretary, upon election at a General Meeting.

Paragraph 6 The positions of Chairman of the Board of Directors and of the Company's Chief Executive Officer or of the main Chief Officer responsible for the running of the company may not be accumulated by the same person.

Paragraph 7 The Chairman of the Board of Directors shall be appointed by the controlling shareholder and designated by the General Meeting that elects him/her, being replaced, in his/her absences and impediments, by the director chosen by the majority of his/her peers

Paragraph 8 The indications to the Board of Directors must comply with the requirements and prohibitions imposed by Federal Laws 6,404/1976 and 13,303/2016, the policy and internal norm for the indication of members of statutory bodies, in addition to meeting the following parameters:

I        have, at least, 03 (three) independent directors, being this number, in any hypothesis, equal or superior to 25% (twenty-five percent) of the total members of the body. Such directors shall be expressly declared as independent in the minutes of the General Meeting that elects them, in accordance with the definition of B3's Corporate Governance Level 2 Regulation and the provisions of Federal Law 13,303/2016, being also considered as independent the director(s) elected by means of the faculty provided for in article 141, paragraphs 4 and 5 and article 239, both of Federal Law 6,404/1976 and subsequent amendments;

II        when, as a result of compliance with the percentage referred to in the above paragraph, there is a fractional number of directors, rounding shall be carried out in accordance with B3's Corporate Governance Level 2 Regulations.

III       have, between 03 (three) to 05 (five) board members, including those mentioned in item I, that meet, cumulatively, the conditions provided for in Federal Law No. 13,303/2016, to compose the Statutory Audit Committee, depending on its composition according to Art. 51, § 2 of these Bylaws;

IV        at least one (01) of the directors mentioned in this Paragraph 8 shall have recognized experience in corporate accounting matters to join the Chartered Audit Committee provided for in these Bylaws

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Article 18 One (1) representative of the employees is guaranteed participation in the Board of Directors, with a mandate coinciding with that of the other directors.

Paragraph 1 The director representing the employees shall be elected under the terms established in the pertinent legislation, by ballot regulated according to the Company's rules, under the same eligibility criteria provided for the other directors.

Paragraph 2 The candidate elected employee representative shall take office for the term established in this article, reelection being allowed for one (1) time only.

Article 19 The investiture of members in the Board of Directors shall comply with the conditions established in Federal Laws no. 6,404/1976 and no. 13,303/2016 and other applicable legal provisions.

Vacancies and replacements

Article 20 In the event of vacancy of a position in the Board of Directors before term expiration, the Board of Directors shall call a Shareholders’ Meeting to elect a replacement to serve for the remainder of the term of office.

Paragraph 1 In compliance with the applicable legal requirements and prohibitions, the remaining Directors shall appoint a substitute for the vacant member until the first General Assembly, pursuant to Federal Law 6,404/1976.

Paragraph 2 Should all the positions of the Board of Directors fall vacant, a Shareholders’ Meeting shall be convened by the Executive Board.

Paragraph 3 In the event of vacancy of a position in the Board of Directors filled through cumulative voting, a Shareholders’ Meeting shall be called to elect replacements for all the positions filled through this system, to serve for the remainder of the term of office.

Article 21 The position of member of the Board of Directors is personal and does not allow for alternates, including the member representing the employees.

Procedure

Article 22 Ordinary meetings of the Board of Directors shall be held once a month. Extraordinary meetings shall be convened whenever necessary, as provided for in article 25 of these Bylaws.

Article 23 The meetings of the Board of Directors shall be called by its Chairman, or by the majority of its members, by letter, sent to all Directors by post or electronic mail, with indication of the matters to be brought before the Board.

Paragraph 1 The meeting notices sent to Directors' electronic addresses or by post shall be considered valid, being incumbent on the members of the Board to keep their registration with the Company up to date.

Paragraph 2 Ordinary meetings shall be convened at least seven days prior to the meeting date.

Paragraph 3 The meetings of the Board of Directors shall be installed with the presence of the majority of its members in office, the chairmanship of the proceedings being the responsibility of the Chairman of the Board of Directors or, in his absence, of the director chosen by the majority of his peers.

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Article 24 Members of the Board of Directors may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of Director's vote is secured. The member of the Board of Directors who participates remotely in a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being recorded on the minutes of such meeting.

Article 25 Should it be extremely urgent, the Chairman of the Board of Directors may convene extraordinary meetings at any time, provided that formally justified before the members of the Board of Directors, and with a minimum 48-hour notice prior to the date of the meeting, by letter, sent to all Directors by post, electronic mail or other means of communication. Members of the Board may participate through conference call or videoconference, or any other suitable means of expressing the absent member’s will, whose vote shall be considered valid for all legal purposes, without prejudice to the recording and signing of the meeting minutes.

Article 26 The vote of a majority of members of the Board of Directors present at a meeting shall be the act of the Board of Directors. In the event of a tie, the member of the Board of Directors presiding the meeting shall hold the casting vote.

Article 27 The Chairman of the Board of Directors shall appoint someone for the secretary services, and the minutes of the Board of Directors’ meetings shall contain all resolutions, being duly entered in the minutes book, in accordance with the Board of Directors' Rules of Procedure.

Sole Paragraph. The minutes of the Board of Directors’ meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards pursuant to current legislation, except for confidential matters, which shall be recorded on a separate document, not to be disclosed.

Powers and duties

Article 28 In addition to the powers and duties set forth by law, the Board of Directors shall:

I	establish the general orientation of the Company's business, including approval and monitoring of the business plan, strategic and investment planning, defining objectives and priorities in meeting public policies compatible with the Company's area of operation and its corporate purpose, seeking development with sustainability;
II	elect, dismiss, take notice of resignation and replace the Company's Officers, establishing their duties, supervising their management and:

a) examine at any time the Company's books and papers, contracts or any other acts;

b) approve and supervise the fulfillment of specific goals and results to be achieved by the members of the Executive Board; and

c) annually evaluate the execution of the long-term strategy, publishing its conclusions and informing them to the Legislative Assembly and the State Audit Court, except for information of a strategic nature, the disclosure of which may be proven to be prejudicial to the Company's interests;

III	state its opinion on the management reports and on the accounts rendered by the Executive Board;
IV	call the General Meeting when deemed necessary or in the cases provided for under the terms of the legislation in force;
V	approve and monitor annual and multi-year plans and programs with the corporate budget of expenditures and investments of
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the Company and its wholly-owned subsidiaries, indicating the sources and investments of funds;

VI	authorize the hiring of independent auditing, as well as the termination of the respective contract, upon recommendation by the Statutory Audit Committee, including other services of its independent auditors, recommended by the Statutory Audit Committee, when the overall compensation represents more than five percent (5%) of the compensation for independent audit services;
VII	approve the annual internal auditing work plans and discuss with external auditors their work plan, relying on the support of the Statutory Audit Committee for this purpose;
VIII	appoint and dismiss the chief responsible for the Internal Audit, after recommendation of the Statutory Audit Committee;
IX	periodically monitor the effectiveness of the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including the risks related to the integrity of accounting and financial information and those related to the occurrence of corruption and fraud, pursuant to Federal Law No. 13,303/2016;
X	approve Copel's Code of Conduct and Integrity Program and monitor decisions involving corporate governance practices, relationships with stakeholders and the Code of Ethics of the State's Senior Management;
XI	analyze, based on direct reporting by the Chief Governance, Risk and Compliance Officer, the situations in which the Chief Executive Officer is suspected of being involved in irregularities or when he or she fails to take the necessary measures in relation to the situation reported to him or her;
XII	establish guidelines for people management;
XIII	perform annual individual and collective evaluation of its performance and of the other members of the statutory bodies, observing the provisions of Federal Law No. 13,303/2016, counting on the methodological and procedural support of the Nomination and Evaluation Committee;
XIV	approve the transactions between related parties, within the criteria and limits defined by the Company and in compliance with the specific policy, with the support of the Statutory Audit Committee;
XV	constitute, install and dissolve unpaid advisory committees to the Board of Directors, appoint and dismiss their members, as well as appoint and dismiss the members of the statutory advisory committees to the Board of Directors, unless otherwise provided for in these Bylaws;
XVI	approve the Rules of Procedure of the Board of Directors, the Executive Board and the advisory committees, statutory and non-statutory, as well as any amendments;
XVII	approve and monitor the general policies of the Company and their respective changes, as well as monitor the application with respect to:

a) risk management;

b) integrity;

c) transactions with related parties;

d) corporate governance;

e) sustainability;

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f) climate change;

g) equity stakes;

h) people management;

i) labor health and safety;

j) nomination of members of statutory bodies and annual performance evaluation;

k) communication and spokespersons;

l) negotiation of shares issued by the company itself;

m) dividends;

n) donations and sponsorships;

o) disclosure of relevant information and facts; and

p) investor relations;

XVIII	set the maximum limit of the Company's indebtedness. A deadline for its compliance with the existing covenants in the contracts already signed may be set;
XIX	upon proposal of the Board of Executive Officers, authorize, when the value of the transaction exceeds two percent (2%) of the net equity, the accounting provisions and, previously, the execution of any legal transactions, including the acquisition, alienation or encumbrance of assets, assignment in lending of permanent assets, the constitution of in rem burdens and the rendering of guarantees, the assumption of obligations in general, waiver, transaction and also association with other legal entities;
XX	establish the matters and values for its decision-making authority and that of the Board of Directors, including the delegation of the approval of legal transactions within its jurisdiction to the limits it defines, with due regard for the private jurisdiction established by law;
XXI	deliberate on the proposal of allocation of the results to be presented to the General Meeting, observing the provisions of the dividend policy;
XXII	resolve on the distribution of interim dividends, interquartile dividends and interest on equity based on profit reserves and net income for the current fiscal year recorded in interim, semi-annual or quarterly financial statements, provided that the provisions of the legislation, these Bylaws and the Company's dividend policy are complied with;
XXIII	resolve on the increase of the share capital within the limit authorized by these Bylaws, establishing the respective subscription and payment conditions;
XXIV	authorize the launching and approval of the subscription of new shares, in accordance with the provisions of these Bylaws, establishing all the conditions of issuance;
XXV	authorize the issuance of bonds, in the domestic or foreign market, to raise funds, in the form of debentures not convertible into shares, promissory notes, commercial papers, bonds and others, including for public offerings of distribution, in accordance with the provisions of subsection XXXIII of this Article;
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XXVI	approve contributions to corporate investments that imply an increase in the net equity of businesses in which the company holds shares, including the delegation of this approval within the company;
XXVII	resolve on investment projects and participation in new business, other companies, consortiums, joint ventures, wholly-owned subsidiaries and other forms of association and ventures, as well as the approval of the incorporation, closure or amendment of any companies, consortiums or ventures;
XXVIII	deliberate on matters that, by virtue of a legal provision or by determination of the General Meeting, are within its competence, including approval of the Integrated or Sustainability Report and environmental, social and governance indicators; Bidding and Contracts Regulations of the Company; in addition to approving and signing the Annual Letter of Public Policies and Corporate Governance, pursuant to the Law;
XXIX	ensure the observance of the regulations in force issued by the National Electrical Energy Agency - Aneel, through normative acts, as well as through the regulatory clauses contained in the concession contract to which Copel Distribuição S.A. is a signatory, ensuring the full application on the base dates of the tariff values established by the granting power;
XXX	approve the contracting of civil liability insurance in favor of the members of the Company's statutory bodies, authorized employees and proxies;
XXXI	request periodic internal audit on the activities of the closed complementary pension entity that manages the Company's benefit plan;
XXXII	perform the regulatory functions of the Company's activities. The Board of Directors may call upon itself any matter not comprised in the private jurisdiction of the General Meeting or of the Board of Executive Officers and resolve on the cases not covered by these Bylaws;
XXXIII	issue a favorable or unfavourable opinion to any public offer for acquisition of shares whose object is the shares issued by the Company, by means of a prior grounded statement, disclosed within fifteen (15) days of publication of the public offer notice, which shall address, at least (i) the convenience and opportunity of the public offer for acquisition of shares with respect to the interest of all shareholders and in relation to the liquidity of the securities held by them; (ii) the results of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other points that the Board of Directors deems pertinent, as well as the information required by the applicable rules established by the Brazilian Securities and Exchange Commission;
XXXIV	define a list of three companies specialized in economic valuation for the preparation of a valuation report of the Company's shares, in the event of a public offering for the acquisition of the shares to cancel the registration as a publicly-held company or to delist from Level 2 of B3’s Corporate Governance;
XXXV	establish terms, procedures and rules applicable to the conversion of shares issued by the Company, in accordance with these Bylaws and the applicable legislation;
XXXVI	set deadlines, procedures and rules applicable to the issuance of Units, in accordance with these Bylaws and the applicable legislation;
XXXVII	grant leave of absence to the Company's Chief Executive Officer and the Chairman of the Board of Directors;
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XXXVIII	approve the change in the Company's complete address, within the Municipality of its Headquarters, as defined in Article 3.

Article 29 It is incumbent upon the Chairman of the Board of Directors, in addition to the duties provided for in the Rules of Procedure, to grant leave of absence to its members, to preside over meetings, to set work directives, as well as to coordinate the process of performance assessment of each member of the Board of Directors, of that body as a whole, and of the statutory committees, as provided for in these Bylaws.

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SECTION II - EXECUTIVE BOARD

Article 30 The Executive Board is the executive body for the Company’s administration and representation, in charge of ensuring the regular operation of the Company in accordance with the general guidelines set forth by the Board of Directors.

Number, term of office and investiture

Article 31 The Executive Board shall be composed of six members, all residing in the country, elected by the Board of Directors for a two-year term, reappointment being permitted for a maximum of three consecutive terms, as follows: a Chief Executive Officer; a Chief Business Management Officer; a Chief Financial and Investor Relations Officer; a Chief Legal and Regulatory Officer; a Chief Business Development Officer; and a Chief Governance, Risk and Compliance Officer. The Company may also have a Chief Assistant Communications Officer, whose duties shall be defined in the Rules of Procedure of the Executive Board, approved by the Board of Directors.

Sole Paragraph Nominations to the Executive Board must comply with the requirements and prohibitions imposed by Federal Laws 6,404/1976 and 13,303/2016 and by the company’s policy and rule for nomination of members of statutory bodies.

Article 32 It is a condition for the investiture in an executive position of the Company the assumption of commitment to specific goals and results to be achieved, which must be approved by the Board of Directors, which is responsible for overseeing their compliance.

Powers and duties

.Article 33 The Executive Board has the powers to practice the acts necessary for the regular operation of the Company and the achievement of its corporate purpose, in compliance with the legal and statutory provisions contained in its Rules of Procedure.

Sole Paragraph. Subject to the provisions of Article 46, it is incumbent on the Executive Board to manage the Company's business in a sustainable manner, it being incumbent on it to present, up to the last ordinary meeting of the Board of Directors of the previous year:

I.	business plan for the following year;
II.	the bases, guidelines and long-term strategies for the preparation of the strategic planning, annual and multi-annual plans and programs, including the analysis of risks and opportunities for a minimum horizon of 05 (five) years; and
III.	the Company's costing and investment budgets for the following annual year, aiming at the achievement of corporate strategies.

.Article 34 The powers and duties of the Chief Executive Officer are:

I.	to direct and coordinate the Company;
II.	to represent the Company, actively and passively, in or out of court. The CEO may appoint, for this purpose, attorneys-in-fact with special powers, including powers to receive initial summons and notices, pursuant to Article 38 and following of these Bylaws;
III.	to direct and coordinate matters related to business planning and performance;
IV.	to ensure the attainment of the Company's targets, established in accordance with the general guidelines of the General Meeting and Board of Directors;
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V.	to present the Company's annual business report to the Ordinary General Meeting, after the Board of Directors has been heard;
VI.	to direct and coordinate the work of the Executive Board;
VII.	to call and chair the meetings of the Executive Board;
VIII.	to grant leave of absence to the other members of the Executive Board and appoint a substitute in the event of absence or temporary impediment;
IX.	to resolve matters of conflict of interest or conflict of jurisdiction between Officers;
X.	propose to the Board of Directors the appointment of Chief Officers, in compliance with the requirements and prohibitions established in internal policies and rules;
XI.	to resolve on adhesion and permanence in voluntary commitments assumed by Copel Holding and its wholly-owned subsidiaries; and
XII	to exercise other duties conferred by the Board of Directors, in compliance with the legislation in force and under the terms of these Bylaws.

Article 35 The powers and duties of the remaining Chief Officers are:

I        To manage the activities that are the object of their area of activity, established in the Rules of Procedure of the Executive Board;

II        to participate in the meetings of the Executive Board, contributing to the definition and application of the policies to be followed by the Company and to report on the relevant matters of its respective area of activity; and

III        comply and cause compliance with the general guidance of the Company's business, established by the Board of Directors with respect to the management of its specific area of activity.

Paragraph 1 The other individual duties of the Chief Officers shall be detailed in the Rules of Procedure of the Executive Board.

Paragraph 2 In addition to the duties established in these Bylaws, it is incumbent on the chief officers to assist the Chief Executive Officer in the management of the Company's business, as well as to ensure cooperation and support to the other chief officers within the scope of their respective duties, aiming at the achievement of the Company's objectives and interests.

Paragraph 3 The chief officers shall perform their duties in the Company, being permitted the concomitant and unpaid exercise in management positions of the wholly-owned subsidiaries and controlled companies.

Article 36 The Chief Governance, Risk and Compliance Office is responsible for verifying compliance with obligations and risk management, being its duties related to corporate risk management and internal controls, compliance, integrity, code of conduct and integrity program, among others defined in the Rules of Procedure of the Executive Board.

Paragraph 1 The Chief Governance, Risk and Compliance Officer may report directly to the Board of Directors in situations where it is suspected that the Chief Executive Officer is involved in irregularities or when he or she fails to take the necessary measures in relation to the situation reported to him or her.

Paragraph 2 For the exercise of its duties, the Chief Governance, Risk and Compliance Office shall have its independent performance assured and access to all necessary information and documents.

Article 37 The Chief Financial and Investor Relations Officer is responsible for providing information to the investing public, the Brazilian Securities and Exchange Commission, the Securities and Exchange Commission of the United States of America and the Stock Exchanges on which the Company is listed, and for keeping the Company's registration as a publicly-held company up to date, in compliance with all applicable laws and regulations.

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Representation of the Company

Article 38 The Company shall be committed to third parties by:

I	the signature of two Chief Officers, one of them being either the Chief Executive Officer or the Chief Financial and Investor Relations Officer, and the other, the Chief Officer whose powers and duties comprise the matter in question;
II	the signature of one Chief Officer and one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney;
III	the signature of two attorneys in fact, in accordance with the power conferred to such agents by the corresponding power of attorney;
IV	the signature of one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney, for the performance of certain specified acts.

Sole Paragraph. The Chief Financial and Investor Relations Officer may individually represent the Company before the Brazilian Securities and Exchange Commission, the Securities and Exchange Commission of the United States of America, B3, the financial institution providing the Company's share bookkeeping services and organized market management entities in which the Company's securities are admitted to trading.

Article 39.The chief officers may constitute mandataries of the Company, and the instrument must specify the acts or operations they may carry out and the duration of the mandate. Only the powers of attorney for the forum in general shall have an undetermined term.

Paragraph 1 The powers of attorney granted by the Company must be signed by two (2) chief officers acting jointly, specifying the powers granted and with a maximum term of validity of one (1) year.

Paragraph 2 The proxy instruments shall expressly specify the special powers, acts or operations granted, within the limits of the powers of the chief officers that grant them, as well as the duration of the proxy for a determined period of validity, not being possible its substitution, except in the case of a power of attorney for purposes of judicial representation of the Company, which may be for an indefinite period of time and with the possibility of substitution under the conditions set forth in the said instrument.

Article 40 Any of the chief officers may individually represent the Company, when the act to be performed imposes singular representation and in cases where the use of the electronic signature makes it impossible for two or more persons to sign the same document, upon authorization of the Executive Board.

Vacancies and replacements

Article 41 In vacancies, absences or temporary impediments of any Chief Officer, the Chief Executive Officer shall appoint another member of the Executive Board to replace such Chief Officer, in combination with his or her original position.

Paragraph 1 In his or her absence and temporary impediments, the Chief Executive Officer shall be replaced by the Chief Officer appointed by him or herself. Should there be no appointment, the remaining Chief Officers shall elect, at the time, a replacement.

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Paragraph 2 Chief Officers shall not be absent from office for more than thirty consecutive days, except in case of medical leave or when otherwise authorized by the Board of Directors.

Paragraph 3 Chief Officers may request the Board of Directors for an unpaid leave, for a period not exceeding three months, to be recorded on the minutes of the meeting in which such leave was approved.

Article 42 In the event of decease, resignation or definitive impediment of any member of the Executive Board, the Board of Directors shall, within thirty days from the occurrence of the vacancy, elect a replacement, who shall serve for the remainder of the term of office.

Sole Paragraph Until the election is held, the Executive Board may appoint a temporary replacement. The election may be waived if the vacancy occurs in the year in which the term of office of the Executive Board ends.

SECTION III - EXECUTIVE BOARD MEETING - EBM

Procedure

Article 43 Ordinary meetings of the Executive Board shall be held every fortnight. Extraordinary meetings shall be convened whenever necessary, by the Chief Executive Officer or two other Chief Officers.

Paragraph 1 A majority of the total number of Chief Officers shall constitute a quorum for the opening of the meetings of the Executive Board. The vote of a majority of members of the Executive Board present at a meeting shall be the act of the Executive Board. In the event of a tie, the Chief Executive Officer shall hold the casting vote.

Paragraph 2 Each Chief Officer present shall be granted the right to a single vote, even when occupying two or more Chief Officer positions. The proxy vote shall not be accepted.

Paragraph 3 The resolutions of the Executive Board shall be recorded on the meeting minutes, being duly entered in the minutes book and signed by all those present at the meeting.

Paragraph 4 The Chief Assistant Communications Officer, if elected, may participate in Board meetings, but shall not have the right to vote.

Article 44 Members of the Executive Board may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of Chief Officers' vote is secured. The Chief Officer who participates remotely of a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being recorded on the minutes of such meeting.

Article 45 The Chief Executive Officer shall appoint someone for the secretary services, and the minutes of the Executive Board meetings shall contain all resolutions, to be duly entered in the minutes book.

Powers and duties

Article 46 In addition to the powers and duties established by law, the Executive Board is responsible for:

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I	managing the Company's business in a sustainable manner, considering its corporate purpose, economic, social, environmental, climate change and corporate governance factors, as well as related risks and opportunities, in all activities under its responsibility;
II	complying with and enforcing the applicable legislation, these Bylaws, the Company’s internal policies and rules and the resolutions of the Shareholders' Meeting and of the Board of Directors;
III	drawing up and submitting for the approval of the Board of Directors, issuing previously an opinion on:
a)	annual and multi-annual plans and programs, aligning investment expenditures with the respective projects, considering the analysis of risks and opportunities for a minimum horizon of 05 (five) years;
b)	the Company's budget, with the indication of sources and applications of funds as well as their changes;
c)	the investment projects, participation in new businesses, other companies, consortia, joint ventures, wholly-owned subsidiaries and other forms of association and undertakings, as well as the approval of the constitution, closure or alteration of any companies, undertakings or consortia;
d)	the performance of the Company's activities;
e)	quarterly, the Company's reports along with its financial statements;
f)	annually, the management report, along with the balance sheet and other financial statements and their notes, accompanied by the independent auditors' report and the proposal for allocation of the financial year's income;
g)	the Integrated Report or the Company's Sustainability Report, the Annual Letter of Public Policies and Corporate Governance and other corporate reports to be subscribed by the Board of Directors;
h)	the Rules of Procedure for the Executive Board, Company's regulations and general policies;
i)	the revisions of the Code of Conduct and the Company's Integrity Program, in accordance with the applicable legislation;
j)	transactions between related parties, within the criteria and limits defined by the Company;
k)	the internal bidding regulations and contracts.
IV	approving:
a)	the technical and economic assessment criteria for investment projects with the respective responsibility delegation plans for their implementation and execution;
b)	the chart of accounts;
c)	the annual corporate insurance plan; and
d)	residually, within statutory and regimental limits, all Company activities which do not fall under the exclusive purview of the Chief Executive Officer, the Board of Directors or the Shareholders' Meeting;
e)	indication of the Company's representatives in the statutory bodies of the companies in which it or its wholly-owned subsidiaries have or will have direct or indirect participation;
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f)	corporate participation in class associations and non-governmental entities; and
g)	proposal related to the personnel policy.
V	authorizing, subject to the limits and guidelines established by law and by the Board of Directors and within the limits established by internal regulations and by the Rules of Procedure of the Executive Board:
a)	waivers or judicial or extrajudicial transactions to settle disputes or resolve pending matters. A value threshold may be set for the delegation of such powers to the Chief Executive Officer or any other Chief Officer; and
b)	entering into any legal transactions when the value of the transaction does not exceed two percent (2%) of the net equity, without prejudice to the powers attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general and also the association with other legal entities.

Sole Paragraph When the accumulated value of the acquisition, disposal or encumbrance of assets, obtaining of loans and financing, assumption of obligations in general and also the association with other legal entities reaches 5% (five percent) of the Company's net equity, during the fiscal year, submit a report for deliberation by the Board of Directors.

VI	establish the premises and approve the organizational structures of the Company and of its wholly-owned subsidiaries;
VII	negotiating and entering into management agreements between the Company and its wholly-owned subsidiaries and special purpose companies;
VIII	establishing and monitor governance practices, internal controls, guidelines and policies for its wholly-owned subsidiaries, in directly or indirectly controlled companies and, in the case of direct or indirect minority interests, proportional to the relevance, materiality and risks of the business of which they are participants;
IX	authorizing the opening, installation, transfer and extinction of branches, premises, offices, representations or any other establishments;
X	indicating, should it decide, the wholly-owned subsidiary responsible for performing the activities related to the management of the companies in which the Company and its wholly-owned subsidiaries hold equity interest, observing the duty of those auditing practices based on governance and control practices proportional to the relevance, materiality and risks of the business of which they are participants; and
XI	guiding the vote to be cast by the Company at the General Meetings of the wholly-owned subsidiaries and other companies and associations in which the Company holds direct interest.

Sole Paragraph The Executive Board may appoint proxies or grant powers to the other management levels of the Company and of the shared structure in which it participates, by means of internal regulation or by means of a skillful instrument, including jointly with the Wholly-owned Subsidiaries, within the limits and individual powers attributed to the chief officers, such as the execution of agreements, covenants, cooperation terms, in addition to other instruments that generate obligation for the Company or its wholly-owned subsidiaries, except for acts that cannot be delegated by law provided they have been previously approved within the limits established herein.

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Article 47 The Rules of Procedure of the Executive Board shall establish the powers and duties of each Chief Officer and may condition the practice of certain acts on previous approval by the Executive Board Meeting.

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CHAPTER V - STATUTORY COMMITTEES

Article 48 The Company shall have a Statutory Audit Committee, a Nomination and Evaluation Committee, an Investment and Innovation Committee, a Sustainable Development Committee and a Minority Shareholders’ Interest Committee.

Sole paragraph. Any remunerated committee must be statutory, being necessary, for its creation the alteration of the Bylaws by the General Shareholders’ Meeting.

SECTION I - STATUTORY AUDIT COMMITTEE - SAC

Article 49 The Statutory Audit Committee is an independent, permanent advisory committee to the Board of Directors.

Article 50 The Statutory Audit Committee shall be the same one for the Company and its wholly-owned subsidiaries, exercising its powers and responsibilities with the companies controlled directly or indirectly by the Company, upon resolution of the Board of Directors.

Article 51 The powers and duties, the procedures and the number of members of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The members of the Statutory Audit Committee shall elect, at their first meeting, the Chairman among its independent members, who shall implement the resolutions approved by such Committee, to be duly entered in the minutes book.

Paragraph 2 The Statutory Audit Committee shall be composed of three to five members of the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, subject to the requirements hereunder:

I	having the majority of independent members of the Board of Directors, pursuant to Federal Law no.13,303/2016;
II	at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation;
III	At least 01 (one) of the Committee members shall be a member of the Board of Directors;
IV	at least one (1) of the Committee members shall not be a member of the Board of Directors and shall be chosen from among market people of outstanding experience and technical capacity; and
V	the chairman of the Committee shall be a member of the Board of Directors.

Paragraph 3 The members of the Statutory Audit Committee shall observe the minimum conditions imposed by Federal Law 13,303/2016 to occupy the said position.

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Paragraph 4 The Statutory Audit Committee shall meet: (i) ordinarily, once a month; (ii) quarterly with the Supervisory Board, Board of Directors, Internal Audit and independent audit; and (iii) extraordinarily, whenever necessary, deciding by majority vote, with record in minutes to be disclosed, on the Company's website and in accordance with the applicable legislation, except when the Board of Directors believes that its publication may put at risk the legitimate interest of the Company, when it will disclose only its statement.

Paragraph 5 The Internal Audit shall be functionally linked to the Board of Directors through the Statutory Audit Committee.

Article 52 The Statutory Audit Committee shall have operational autonomy and an annual or by project allocation of the Company’s budget, subject to the limits set forth by the Board of Directors, to carry out or assign consultancy services, evaluations and investigations within the scope of its activities, including the hiring of external independent specialists.

SECTION II - NOMINATION AND EVALUATION COMMITTEE - NEC

Article 53 The Nomination and Evaluation Committee is a permanent statutory body, auxiliary to the company’s shareholders, with the prerogatives as provided for in Federal Law No. 13,303/2016 and its Rules of Procedure, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Board, the Executive Board and statutory committees with the current legislation.

Paragraph 1 The Nomination and Evaluation Committee shall consist of three (3) to five (5) members, elected and dismissed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, from the date of their election, with a maximum of two (2) consecutive reappointments allowed, with the following composition:

a) at least two (02) and at most three (03) members chosen by the controlling shareholder;

b) at least one (01) and at most two (02) members appointed by the minority shareholders; and

c) the controlling shareholder shall be guaranteed the right to elect the majority of the members of the Committee.

Paragraph 2 Copel's Nomination and Evaluation Committee shall be the same one for Copel Holding and its wholly-owned subsidiaries, and may be extended to controlled companies, affiliates and other companies in which Copel has an interest.

Paragraph 3 The members of the Nomination and Evaluation Committee shall state opinion on the fulfilment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees, thus assisting shareholders with the appointment of such members.

Paragraph 4 The Nomination and Evaluation Committee shall verify the conformity of the evaluation process of the members of the Board of Directors, the Supervisory Board and the Statutory Committees, in accordance with the parameters of Federal Law 13,303/2016.

Article 54 The powers and duties, and the procedures of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Committee itself.

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Paragraph 1 The Nominating and Evaluation Committee shall meet whenever necessary and shall decide by majority vote, and in accordance with the provisions of its Rules of Procedure it shall record in the meeting minutes its resolutions, including dissents and protests of its members, and such meeting minutes shall be disclosed on the Company's website in accordance with the applicable legislation, without prejudice to the disclosure of other resolutions that the Committee deems necessary.

Paragraph 2 The Chairman of the Nomination and Evaluation Committee shall be elected by the peers at the first meeting of the committee and he or she shall be responsible for carrying out the deliberations of the body.

SECTION III – INVESTMENT AND INNOVATION COMMITTEE - IIC

Article 55 The Investment and Innovation Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

Article 56 Copel's Nomination and Evaluation Committee shall be the same one for Copel Holding and its wholly-owned subsidiaries, and may be extended to directly or indirectly controlled companies, upon resolution of the Board of Directors.

Article 57 The powers and duties, the composition and the procedures of the Investment and Innovation Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The Chairman of the Investment and Innovation Committee, who shall be responsible for complying with the body's resolutions, registered in the minutes book, shall be a member of the Board of Directors and shall be elected at the first meeting after the election of the members of the Committee.

Paragraph 2 The Investment and Innovation Committee shall consist of three members of the Board of Directors, elected and dismissed by that body, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, as follows:

I. 01 (one) of them the executive secretary of the Board of Directors; and

II. 01 (one) member of the Board of Directors, representing minority shareholders.

All with a unified term of office of two (2) years, with a maximum of three (3) consecutive terms permitted.

Paragraph 3 The members of the Investment and Innovation Committee shall observe the minimum conditions imposed by Federal Law 13,303/2016 to occupy the said position.

Paragraph 4 The Investment and Innovation Committee shall meet ordinarily, deciding by majority vote and it shall record the resolutions in the meeting minutes, including dissents and protests of its members, as established in the Rules of Procedure of the committee.

Article 58 The Investment and Innovation Committee shall be granted operational autonomy and budget allocation, either annually or per project, within limits approved by the Board of Directors, to conduct, within its scope, its activities, including the hiring and use of independent external specialists.

SECTION IV – SUSTAINABLE DEVELOPMENT COMMITTEE - SDC

Article 59 The Sustainable Development Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

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Article 60 Copel's Sustainable Development Committee shall be the same one for Copel Holding and its wholly-owned subsidiaries, and may be extended to directly or indirectly controlled companies, upon resolution of the Board of Directors.

Article 61 The powers and duties, the composition and the procedures of the Sustainable Development Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The Chairman of the Sustainable Development Committee, who shall be responsible for complying with the body's resolutions, registered in the minutes book, shall be a member of the Board of Directors and shall be elected at the first meeting after the election of the members of the Committee.

Paragraph 2 The Sustainable Development Committee shall consist of three to five members, elected and dismissed by the Board of Directors, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, as follows:

I at least two (02) members of the Board of Directors, one (01) of them being the executive secretary of the body;

II 01 (one) member of the Nomination and Evaluation Committee; and

III up to 01 (one) external member with recognized professional experience in matters of the Committee responsibility.

Paragraph 3 The members of the Sustainable Development Committee shall observe the minimum conditions imposed by Federal Law 13,303/2016 to occupy the said position.

Paragraph 4 The Sustainable Development Committee shall meet ordinarily, deciding by majority vote and it shall record the resolutions in the meeting minutes, including dissents and protests of its members, as established in the Rules of Procedure of the committee.

Article 62 The Sustainable Development Committee shall be granted operational autonomy and budget allocation, either annually or per project, within limits approved by the Board of Directors, to conduct, within its scope, its activities, including the hiring and use of independent external specialists.

SECTION V – THE MINORITY SHAREHOLDERS’ INTEREST COMMITTEE - MIC

Article 63 The Minority Shareholders’ Interest Committee is an independent and permanent advisory body, auxiliary to the Board of Directors.

Article 64 The powers and duties, the composition and the procedures of the Minority Shareholders’ Interest Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1 The Chairman of the Minority Shareholders’ Interest Committee, who shall be responsible for complying with the body's resolutions, shall be elected by the Board of Directors.

Paragraph 2 The Minority Shareholders’ Interest Committee shall consist of three members of the Board of Directors, representing the minority shareholders, elected and dismissed by the Board of Directors, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times.

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Paragraph 3 The members of the Minority Shareholders’ Interest Committee shall observe the minimum conditions imposed by Federal Law 13,303/2016 to occupy the said position.

Paragraph 4 The Minority Shareholders’ Interest Committee shall meet whenever necessary, according to the matters within its competence, and shall decide by majority vote, with record of the minutes, including dissent and protests of its members, as established in the Rules of Procedure of the committee.

Article 65 The Minority Shareholders’ Interest Committee shall be granted operational autonomy and budget allocation, either annually or per project, within limits approved by the Board of Directors, to conduct, within its scope, its activities, including the hiring and use of independent external specialists.

Chapter VI - Supervisory Board - SB

Article 66 The Company shall have a permanent Supervisory Board, which shall act collectively and individually, with the powers and duties set forth by Federal Laws no. 6,404/1976 and no. 13, 303/2016, and further applicable legal provisions.

Article 67 The Supervisory Board shall meet ordinarily once a month and, extraordinarily, whenever necessary, when called by any of its members or by the Board of Directors, drawing up minutes in the minutes book.

Number and Procedures

Article 68 The Supervisory Board shall consist of five members and an equal number of alternates, elected by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times.

Paragraph 1 The Supervisory Board of Copel’s wholly-owned subsidiary companies shall be composed by three members, and three respective alternates, nominated by the controlling shareholder for the Supervisory Board of the holding company.

Paragraph 2 The Chairman of the Supervisory Board shall be elected by the peers at the first meeting after the election of its members, being the chairman responsible for complying with the body's resolutions.

Paragraph 3 The powers and duties, and the procedures of the Supervisory Board shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such body, duly approved by the Board itself.

Paragraph 4 The members of the Supervisory Board shall be natural persons, residing in the country, whose academic background is compatible with their position as members of such body and who have held, for at least three years, senior management or advisory positions in the public administration or acted as members of the Supervisory Board in private companies.

Paragraph 5 In addition to the persons listed in the paragraphs of Article 147 of Federal Law 6,404/1976, members of the Board of Directors and employees of the Company or of a controlled company or the same group, and the spouse or relative, up to the third degree, of a director of the Company shall not be elected as members of the Supervisory Board.

Paragraph 6 The following shall not be appointed members of the Supervisory Board:

I              representatives of the regulatory bodies Copel is subject to, ministers of state, secretaries of state, municipal secretaries, holders of non-permanent positions connected with the public service, advising or of special nature in the public administration, political party, statutory officers and sitting members of the legislature in any state of the country, even when on leave;

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II             individuals who have taken part in the decision-making structure of a political party or who have organized, structured or developed an electoral campaign in the last 36 months;

III           individuals who hold a position in a trade union organization;

IV           individuals who have signed an agreement or entered into a partnership, as suppliers or buyers, or have offered or required goods or services of any kind from the State of Paraná or from Copel within less than three years prior to the nomination to the Supervisory Board;

V            individuals who have or may have any form of conflict of interest with the State of Paraná or with Copel.

Paragraph 6 The prohibitions set forth in I of Paragraph 5 shall be imposed on blood and non-blood relatives up to the third degree of relationship of the abovementioned individuals.

Article 69 The powers and duties, the functioning and the procedures of the Supervisory Board shall comply with the legislation in force and shall be detailed in the Rules of Procedure, which shall be approved by the body itself.

Paragraph 1 The function of member of the Supervisory Board is indelegable.

Paragraph 2 The members of the Supervisory Board have the same duties as the administrators dealt with in articles 153 to 156 of Federal Law 6,404/1976 and are liable for damages resulting from omission in the performance of their duties and from acts practiced with guilt or malice, or with violation of the law or the Bylaws.

Vacancies and replacements

Article 70 In the event of vacancy, resignation or removal of a member of the Supervisory Board, the alternate shall take over until a replacement to serve for the remainder of the term of office is elected.

Representation of the Company and Issuance of opinions

Article 71 The chairman of the Supervisory Board, or at least one of the members, shall attend the meetings of the General Shareholders’ Meeting and respond to requests for information made by shareholders.

Sole paragraph. The opinions and representations of the Supervisory Board, or of any of its members, may be presented and read at the General Shareholders’ Meeting, regardless of publication and even if the matter is not on the agenda.

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CHAPTER VII – COMMON RULES APPLICABLE TO STATUTORY BODIES

Taking office, impediments and prohibitions

Article 72 In order to take office, members of the statutory bodies shall observe the minimum conditions imposed by Federal Laws 6,404/1976 and 13,303/2016, as well as comply with the Company's Nomination Policy.

Article 73 Members of the statutory bodies shall take office by signing the declaration of office, to be duly entered in the minutes book.

Paragraph 1 The declaration of office must be signed within thirty days of the election or nomination of the members of the statutory bodies, under penalty of being declared void, unless justified by the body to which the member has been elected. Such declaration shall contain one address, for the purpose of receiving summons and subpoenas of administrative and judicial proceedings related to management acts of such members, being only an alteration of such address allowed, through written communication to the Company.

Paragraph 2 In order to take office, members of the statutory bodies shall submit a declaration of assets, pursuant to current legislation, which shall be updated annually and upon expiration of their term of office.

Article 74 The inauguration of the members of the Board of Directors and of the Executive Board shall be conditioned to the prior subscription of the "Statement of Consent of the Directors", and the inauguration of the members of the Supervisory Board shall be conditioned to the prior subscription of the "Statement of Consent of the Members of the Supervisory Board", under the terms of the “Level 2 Regulations" of B3, as well as to the compliance with the applicable legal requirements.

Article 75 The term of office of the members of the Executive Board, the Board of Directors, the Supervisory Board and the Company's statutory committees shall be of two years, reelection being permitted for no more than:

I              two consecutive times, for members of the Supervisory Board and the Nomination and Evaluation Committee; and

II             three consecutive times, for members of the Executive Board, the Board of Directors, the Statutory Audit Committee, The investment and Innovation Committee, The Sustainable Development Committee and the Minority Shareholders’ Interest Committee.

Sole paragraph Upon reaching the limit of renewals referred to in clauses I and II of the caption sentence of this Article, the member's return to the statutory body in the same Company may only be carried out after the expiration of a term equivalent to one term of office, except for the Statutory Audit Committee, which may only be carried out after the expiration of a three (3) year term.

Article 76 The Company's Senior Managers, members of the Supervisory Board and Statutory Committees shall adhere to the policy for negotiating assets issued by the Company itself, and to the policy for disclosure of information and relevant facts, in compliance with the rules of the Brazilian Securities and Exchange Commission (CVM), by signing the respective term.

Article 77 The shareholder and the members of the Executive Board, the Board of Directors, the Supervisory Board and the statutory committees who, for any reason, have a direct, indirect or conflicting interest with the Company in the passing of a given resolution shall abstain from discussing and voting it, even as representatives of third parties, the reason for such abstention being duly recorded on the meeting minutes, indicating the nature and extent of such interest.

29

Article 78 Members of the statutory bodies may resign voluntarily or be removed ad nutum, in compliance with the applicable legislation and these Bylaws.

Article79	The term of office of the members of statutory bodies shall be automatically extended until such time when newly elected members take office, except in cases of resignation or removal of a former member.

Article 80 In addition to the cases set forth by law, the positon shall be considered vacant when:

I	a member of the Board of Directors, the Supervisory Board or the statutory committees fails to attend two consecutive meetings or three nonconsecutive meetings out of the last twelve, without proper justification for such absences;
II	a member of the Executive Board is absent from office for a period of more than thirty consecutive days, except in the case of leave of absence or upon due authorization of the Board of Directors.

Article 81 The collective and individual performance assessment of the members of the Board of Directors, the statutory committees, the Executive Board and the Supervisory Board of Copel and its wholly-owned subsidiaries shall be carried out annually, with the support of the Nomination and Evaluation Committee and an independent institution, if deemed necessary, according to previously established procedures, in compliance with the Company's Assessment Policy and the requirements set forth in Federal Law No. 13,303/2016.

Article 82 A majority of the total number of members shall constitute a quorum for the meetings of the statutory bodies. The vote of a majority of members of the statutory body present at a meeting shall be the act of such body. Meeting minutes shall summarize resolutions passed, to be duly entered in the minutes book.

Paragraph 1 In case of a decision that is not unanimous, justification for the dissenting vote may be recorded, noting that the dissenting member who makes his or her dissent in the minutes of the meeting or, if this is not possible, gives immediate written notice of his or her position may be exempted from responsibility.

Paragraph 2 In meetings of the Board of Directors or the Executive Board, the member presiding such meeting shall hold the casting vote, besides his or her own.

Article 83 A member of a statutory body may, when invited, attend a meeting of another statutory body, without voting rights.

Article 84 The statutory bodies shall hold in-person meetings, participation through conference call or videoconference also being permitted, in compliance with these Bylaws and the specific Rules of Procedure of the statutory body.

Compensation

Article 85 The compensation of members of the statutory bodies shall be established annually by the Shareholders' Meeting. Such members shall not be entitled to additional compensation or benefits resulting from the replacement of another member, owing to vacancies, absences or temporary impediments, in accordance with the provisions in these Bylaws.

Sole Paragraph The compensation of the members of the Supervisory Board, established by the General Shareholders’ Meeting that elects them, shall observe the minimum legally established, in addition to the mandatory reimbursement of transportation and stay expenses necessary to perform the function.

30

Article 86 Members of the direct or indirect public administration shall not receive compensation for participation in more than two Boards of Directors or Supervisory Boards of the Company or of its subsidiaries.

Sole Paragraph. The Chief Executive Officer shall not receive compensation for his or her position as a member of the Board of Directors.

CHAPTER VIII - FINANCIAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND

DIVIDEND PAYOUT

Article 87 The fiscal year coincides with the calendar year. At the end of each fiscal year the financial statements shall be prepared in compliance with the rules contained in Federal Law No. 6,404/1976, and in the rules of the Securities and Exchange Commission, including the mandatory independent audit of such statements by an auditor registered at that Securities Commission.

Paragraph 1 The Company shall prepare its quarterly financial statements and disclose them on its website.

Paragraph 2 At the end of each financial year, the Company shall prepare its financial statements as established in the law. The guidelines hereunder shall be followed concerning the results of the financial year:

I	before any allocation to profit sharing payment can be made, the accumulated losses and income tax provision shall be deducted from yearly profit;
II	five percent of the net profit ascertained during the year shall be used to form the legal reserve, which shall not exceed twenty percent of the capital stock;
III	the interest upon investments made with the Company's own capital in construction works in progress may be entered as a special reserve; and
IV	other reserves may be built by the Company, according to the requirements and up to the limits provided for in the law.

Article 88 Shareholders shall be entitled, in each fiscal year, to receive dividends and/or interest on equity, which may not be less than twenty-five percent (25%) of net income adjusted in accordance with Federal Law No. 6,404/1976.

Paragraph 1 Based on retained earnings, profit reserves and net income for the current fiscal year, recorded in interim semi-annual or quarterly financial statements, the Board of Directors may resolve on the distribution of interim dividends, interquartile dividends or interest on shareholders' equity, provided that they comply with the dividend policy and without prejudice to subsequent ratification by the General Shareholders’ Meeting.

Paragraph 2 Intermediate and interquartile dividends and interest on equity distributed pursuant to paragraph 1, above, shall be imputed to the mandatory dividend related to the fiscal year in which they are declared, in compliance with the applicable legislation.

Paragraph 3 The dividend shall not be mandatory in the fiscal year in which the Board of Directors informs the Ordinary General Meeting, with the opinion of the Supervisory Board, that it is incompatible with the financial condition of the Company.

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Paragraph 4 The profits that cease to be distributed pursuant to paragraph 3 shall be recorded as a special reserve and, if not absorbed by losses in subsequent years, shall be distributed as soon as the Company's financial condition so permits.

Paragraph 5 Pursuant to the law, management documents relating to the immediately preceding fiscal year shall be submitted to the State Audit Court by April 30 of each year.

Paragraph 6 When interest on equity is distributed, the percentage provided for in the caption sentence shall be considered reached in relation to the amount distributed net of taxes, under the terms of the applicable legislation.

Article 89 In compliance with Federal Law no. 6,404/1976, in a financial year the minimum mandatory dividend is paid out, the Shareholders’ Meeting shall set an annual limit on profit sharing by members of the Executive Board.

CHAPTER IX - DISSOLUTION AND LIQUIDATION

Article 90 The Company shall dissolve and go into liquidation in the cases provided for by law, and the General Shareholders’ Meeting shall establish the manner of liquidation and elect the liquidator, or liquidators, and the Supervisory Board, if its operation is requested by shareholders who make up the quorum established by law or regulation issued by the Securities and Exchange Commission, in compliance with the legal formalities, establishing their powers and compensation.

CHAPTER X - DEFENSE MECHANISMS

Article 91 The members of the Executive Board, Board of Directors, Supervisory Board and statutory committees are liable for damages or losses caused in the exercise of their duties, in the cases provided for by law.

Article 92 The Company shall ensure, in cases where there is no incompatibility with its own interests, the legal defense in judicial and administrative proceedings proposed by third parties against members and former members of statutory bodies, during or after the respective terms of office, for acts performed in the exercise of the office or of its functions.

Paragraph 1 The same protection established in the caption of this article shall be extended to employees acting as Company's agents and representatives who shall have been named as defendants in judicial and administrative proceedings exclusively for the performance of acts within the scope of authority granted to them by the Company or of duties delegated to them by the Senior Managers.

Paragraph 2 Legal assistance shall be secured by the Company’s legal office or through the corporate legal insurance plan, or, should those be unattainable, by a law firm hired at the discretion of the Company.

Paragraph 3 Should the Company fail to provide legal assistance, upon formal request by the interested party, as established in paragraph 2, the agent may hire an attorney whom he or she trusts, at his or her own expense, and shall be entitled to reimbursement of reasonable incurred expenses associated with the provision of legal services, fixed within the current market price for such legal counselling, after due approval by the Board of Directors, if, at the end of the legal proceedings, such interested party is acquitted or discharged from any liability.

32

Paragraph 4 In the event that an attorney is hired, pursuant to paragraph 3 of this article, the Board of Directors may decide to pay attorney’s fees in advance.

Article 93 The Company shall ensure timely access to all documentation needed for legal assistance. Additionally, the Company shall meet all court costs, including notary and filing fees of any kind, administrative expenses and court deposits, when legal assistance is provided by Company’s legal office.

Article 94 Should any of the interested parties mentioned in article 91 of these Bylaws be found guilty or liable, by a final and unappealable judgment, for violation of the law or of these Bylaws, or for negligence or willful misconduct, they shall reimburse the Company of all costs and expenses incurred with legal assistance, in addition to any damages or losses arising from their actions.

Article 95 The Company may maintain a permanent civil liability insurance for the members of the statutory bodies, pursuant to article 91 of these Bylaws, as established by the Board of Directors and in the insurance policy, for the purpose of covering costs of proceedings and attorneys' fees for judicial and administrative proceedings filed against such parties in order to safeguard them from incurring liability arising from the exercise of their duties in the Company throughout their term of office.

CHAPTER XI - DISPOSAL OF THE COMPANY’S CONTROL

Article 96 The loss of the qualification of a controlling shareholder by the State of Paraná may only occur in accordance with the applicable constitutional and legal procedures, including, without limitation, if applicable, the need for prior legislative authorization. Provided the constitutional and legal requirements are met, the Disposal of the Company's Control, in addition to specifically applicable rules, shall observe the provisions of this Chapter.

Article 97 The Disposal of the Company's Control, either through a single operation or through successive operations, shall be contracted under the condition, suspensive or resolutory, that the Acquirer undertakes to make a public offer for the acquisition of the shares of the other shareholders of the Company, in compliance with the conditions and terms provided for in the legislation in force and in Level 2 Corporate Governance Regulations of B3, so as to ensure them equal treatment to that given to the Selling Controlling Shareholder.

Sole Paragraph The public offering referred to in this Article shall also be required: (i) in the event of onerous assignment of subscription rights of shares and other securities or rights related to securities convertible into shares, which may result in the Disposal of the Company's Control; or (ii) in the event of disposal of the control of a company that holds the Company's Controlling Power, in which case the Selling Controlling Shareholder shall be obliged to declare to B3 the value attributed to the Company in such disposal and attach documentation evidencing such value.

Article 98 The one who acquires the Controlling Power, due to a private share purchase agreement with the Controlling Shareholder, involving any quantity of shares, shall be obliged to: (i) make the public offer referred to in Article 97 above; and (ii) pay, on the terms set forth below, an amount equivalent to the difference between the price of the public offer and the amount paid per share eventually acquired on the stock exchange in the six (6) months prior to the date of acquisition of the Controlling Power, duly restated to the date of payment. Such amount shall be distributed among all persons who sold shares of the Company on the trading sessions in which the Acquirer made the acquisitions, proportionally to the daily net sales balance of each one, and B3 shall operate the distribution, pursuant to its regulations.

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Article 99 The Company shall not register any transfer of shares to the Purchaser or to the one(s) that may hold the Controlling Power, until the Purchaser(s) sign(s) the Instrument of Consent of the Controlling Shareholders referred to in the Level 2 Corporate Governance Regulation of B3.

Article 100 No shareholders' agreement providing for the exercise of the Controlling Power may be registered at the Company's headquarters until its signatories have signed the Instrument of Consent of the Controlling Shareholders referred to in B3's Corporate Governance Level 2 Regulations.

Article 101 In the public offer for acquisition of shares, to be made by the Controlling Shareholder or by the Company, for cancellation of registration as a publicly-held company, the minimum price to be offered shall correspond to the Economic Value ascertained in the valuation report prepared pursuant to Paragraphs 1 and 2 of this Article, respecting the applicable legal and regulatory rules.

Paragraph 1 The appraisal report referred to in the main section of this Article shall be prepared by a specialized institution or company, with proven experience and independence as to the decision-making power of the Company, its Senior Managers and/or the Controlling Shareholder(s), in addition to meeting the requirements of Paragraph 1 of Article 8 of Federal Law 6,404/1976, and shall contain the responsibility set forth in Paragraph 6 of this same Article.

Paragraph 2 The choice of the institution or specialized company responsible for determining the Company's economic value is the private jurisdiction of the General Shareholders’ Meeting, as of the presentation, by the Board of Directors, of a three-name list, and the respective resolution, not recording blank votes, and each share, regardless of type or class, shall be entitled to one vote, be taken by the majority of votes of shareholders representing the Free Float present at that meeting, which, if installed at the first call, must be attended by shareholders representing at least twenty percent (20%) of the total Free Float, or which, if installed at the second call, may be attended by any number of shareholders representing the Free Float.

CHAPTER XII - EXITING LEVEL 2 CORPORATE GOVERNANCE OF B3

Article 102 In the event of a resolution to delist the Company from the Corporate Governance Level 2 so that the securities issued by the Company are registered for trading outside the Corporate Governance Level 2, or by virtue of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted for trading at the Corporate Governance Level 2 within one hundred and twenty (120) days as from the date of the General Shareholders’ Meeting that approved the said operation, the Controlling Shareholder shall make a public offer for acquisition of the shares belonging to the other shareholders of the Company, at least for the respective economic value, to be ascertained in an appraisal report prepared pursuant to paragraphs 1 and 2 of Article 101, in compliance with the applicable legal and regulatory rules.

Sole paragraph The Controlling Shareholder shall be released from carrying out the public offering for acquisition of shares referred to in the caption sentence of this Article if the Company exits Level 2 of Corporate Governance due to the execution of the agreement for the Company's participation in the special segment of B3 called Novo Mercado ("New Market") or if the Company, resulting from corporate reorganization, obtains authorization for trading securities on Novo Mercado, within one hundred and twenty (120) days, as of the date of the General Shareholders’ Meeting that approved the referred transaction.

34

Article 103 In the event that there is no Controlling Shareholder, if it is decided to remove the Company from Level 2 of Corporate Governance so that the securities issued by it become registered for trading outside Level 2 of Corporate Governance, or due to a corporate reorganization operation, in which the company resulting from this reorganization does not have its securities admitted to trading on Level 2 of Corporate Governance or on the New Market within one hundred and twenty (120) days as of the date of the General Shareholders’ Meeting that approved the said operation, the withdrawal shall be conditioned to a public offering for acquisition of shares under the same conditions set forth in the Article above.

Paragraph 1 The referred General Shareholders’ Meeting shall define the person(s) responsible for carrying out the public offering, who, present at the meeting, shall expressly assume the obligation to make the offer.

Paragraph 2 In the absence of a definition of those responsible for carrying out the public offer for acquisition of shares, and in the event of a corporate reorganization operation, in which the company resulting from such reorganization does not have its securities admitted to trading at Level 2 of Corporate Governance, it shall be incumbent upon the shareholders who voted in favor of the corporate reorganization to carry out the said offer.

Article 104 The Company's withdrawal from B3's Corporate Governance Level 2 due to non-compliance with the obligations contained in the Level 2 Regulations is conditioned to the execution of a public offer for acquisition of shares, at least for the economic value of the shares, to be ascertained in an appraisal report dealt with in Article 101 of these Bylaws, respecting the applicable legal and regulatory rules.

Paragraph 1 The Controlling Shareholder shall carry out the public offer for acquisition of shares provided for in the caption sentence of this Article.

Paragraph 2 In the event that there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance of B3 referred to in the caption sentence of this Article, the shareholders that have voted in favor of the resolution that implied the respective non-compliance shall make the public offer for acquisition of shares provided for in the caption sentence of this Article.

Paragraph 3 In the event that there is no Controlling Shareholder and the departure from Level 2 of Corporate Governance of B3 referred to in the caption sentence occurs due to an act or fact of management, the Company's Senior Managers shall call a General Meeting of shareholders whose agenda shall be to resolve on how to remedy the non-compliance with the obligations contained in the Level 2 Regulations or, as the case may be, to resolve on the Company's exit from Level 2 of Corporate Governance.

Paragraph 4 Should the General Shareholders’ Meeting mentioned in Paragraph 3 above resolve on the Company's withdrawal from Level 2 Corporate Governance of B3, the said General Shareholders’ Meeting shall define the person(s) responsible for holding the public offer for acquisition of shares pursuant to the caption sentence, who, present at the meeting, shall expressly assume the obligation to hold the offer.

35

CHAPTER XIII - UNIT EMISSION

Article 105 The Company may sponsor the issuance of depositary receipts, representing 1 (one) common share and 4 (four) class "B" preferred shares "Units".

Paragraph 1 Units may be issued: (i) at the request of shareholders holding shares in the amount required for the composition of Units, in compliance with the terms, rules and procedures established by the Board of Directors; (ii) by resolution of the Board of Directors, in case of capital increase within the authorized capital limit with the issuance of new shares to be represented by Units; and (iii) in the cases provided for in Articles 108 and 109 of these Bylaws.

Paragraph 2 Only shares free of liens and encumbrances may be deposited for the issuance of Units.

Paragraph 3 The Company may hire a financial institution to issue Units.

Article 106 The holders of Units shall have the same rights and advantages as the shares represented by them, including the payment of dividends, interest on equity and any other bonus, payment or proceeds to which they may be entitled.

Sole Paragraph The holders of Units shall have the right to participate in General Shareholders’ Meetings and to exercise in them all prerogatives granted to the shares represented by Units, upon evidence of their ownership and compliance with the rules of shareholder representation provided for in these Bylaws.

Article 107 The Units are book-entry, observing that, from the issuance of the Units, the deposited shares will be registered in a deposit account opened in the name of the holder of the shares before the depositary financial institution.

Paragraph 1 Except in the event of cancellation of Units, ownership of shares represented by Units may only be transferred through the transfer of Units.

Paragraph 2 The holder of the Units shall have the right to request, at any time, the cancellation of the Units and the consequent delivery of the respective deposited shares to the depositary financial institution, in compliance with the terms, rules and procedures to be established by the Board of Directors.

Paragraph 3 Units subject to liens, encumbrances or embarrassments may not be the object of a cancellation request.

Paragraph 4 The Board of Directors may, at any time, suspend for a determined period, not exceeding 30 (thirty) days, the possibility of cancellation of Units referred to in Paragraph 2 above, in the event of the beginning of a public offering of primary and/or secondary distribution of Units, in the local and/or international market.

Article 108 In the event of a split, grouping, bonus or issue of new shares through the capitalization of profits or reserves, the following rules shall be observed with respect to Units:

I       in the event of an increase in the number of shares issued by the Company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the holders of Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not liable to constitute Units shall be credited directly to the shareholders, without the issue of Units; and

II       in the event of a reduction in the number of shares issued by the Company, the depositary financial institution shall debit the Unit deposit accounts of the holders of the grouped shares, automatically cancelling Units in a sufficient number to reflect the new number of shares held by the holders of Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not capable of constituting Units shall be credited directly to shareholders, without the issue of Units.

36

Article 109 In the event of the exercise of preemptive rights for the subscription of shares issued by the Company, if any, the depositary financial institution shall create new Units in the book of registration of book-entry Units, crediting them to the respective holders so as to reflect the new quantity of shares deposited in the deposit account linked to the Units, always observing the proportion provided for in Article 105 of these Bylaws, and the shares that are not liable to constitute Units shall be credited directly to the shareholders, without the issue of Units.

Sole Paragraph In cases in which there is the exercise of preemptive rights for the subscription of other securities issued by the Company, the automatic credit of Units shall not occur.

CHAPTER XIV - CONFLICT RESOLUTION

Article 110 The Company, its shareholders, the members of the Board of Directors and of the Supervisory Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all disputes or controversies that may arise between them, related to or arising from, in particular, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in Federal Law No. 6,404/1976 and subsequent amendments to these Bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Securities and Exchange Commission, as well as other rules applicable to the operation of the capital market in general, in addition to those contained in the Level 2 Corporate Governance Regulations of B3, the Arbitration Regulations, the Sanctions Regulations and the Level 2 B3’s Corporate Governance Participation Agreement.

CHAPTER XV - GENERAL PROVISIONS

Article 111 In the event of withdrawal of shareholders or closing of capital, the amount to be paid by the Company as reimbursement for the shares held by shareholders who have exercised the right of withdrawal, in cases authorized by law, shall correspond to the economic value of such shares, to be ascertained in accordance with the valuation procedure accepted by Federal Law 6,404/1976, whenever such value is lower than the equity value.

Article 112 In addition to the shareholders' agreement, the Company shall comply with the guidelines and procedures provided for in federal, state and municipal law and in regulations and normative instructions issued by state and federal authorities.

Article 113 The rules regarding the term of office of the members of the Company’s statutory bodies as set forth in these Bylaws shall be applicable as established in Federal Law no. 13,303/2016 and further applicable legal provisions.

Article 114 Article 4, Paragraph 3 and Paragraph 4; Article 5, Paragraph 6, VI; Article 5, Paragraph 7, I, II, III, IV and V; 11; 28, XXXIII and XXXIV; 97; 98, 99, 100, 101, 102, 103, 104 and 110, related to the migration to Level 2, will have suspended effectiveness, and will only take effect on the date of verification of the following conditions: (i) financial settlement of the secondary public offering of shares or Units to be made by the controlling shareholder; and (ii) admission of the Company to the special listing segment called Level 2 Corporate Governance of B3 S.A. - Brazil, Stock Exchange, Branch.

Sole Paragraph While the effectiveness of the provisions related to Level 2 is suspended, as provided for in the caption sentence, the Company shall remain at B3's Corporate Governance Level 1, with the following rules remaining in force, on a transitional basis:

37

I       with the admission of the Company to the special listing segment called Level 1 Corporate Governance of B3 S.A. - Brazil, Stock Exchange, Branch ("B3"), the Company, its shareholders, Senior Managers and members of the Supervisory Board, when installed, are subject to the provisions of B3's Level 1 Corporate Governance Listing Regulations ("Level 1 Regulations"); and

II the investiture of the members of the Board of Directors and of the Executive Board shall be conditioned to the prior execution of the Instrument of Consent of the Senior Managers pursuant to the provisions of the Level 1 Regulations, as well as to the compliance with the applicable legal requirements.

38

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

The original text of Copel Bylaws (filed at the Commercial Registry of the State of Paraná under No. 17,340 on June 16, 1955, and published in the Official Newspaper of the State of Paraná on June 25, 1955) has undergone the amendments listed hereunder.

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1976	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987
03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01.11.2006	20060050632	01.20.2006	01.25.2006

39

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

.

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	03.13.2009	03.31.2009
07.08.2010	20106612077	07.20.2010	08.04.2010
04.28.2011	20111122929	05.10.2011	06.07.2011
04.26.2012	20123192609	05.09.2012	05.15.2012
04.25.2013	20132186560	05.07.2013	05.20.2013
07.25.2013	20134231198	07.30.2013	08.09.2013
10.10.2013	20135861330	10.15.2013	10.25.2013
04.24.2014	20142274046	04.29.2014	05.05.2014
04.23.2015	20152615962	05.04.2015	05.06.2015
12.22.2016	20167724827	01.04.2017	01.06.2017
06.07.2017	20173251129	06.12.2017	06.19.2017
06.28.2018	20183296796	07.11.2018	07.17.2018
04.29.2019	20192743090	05.07.2019	05.10.2019
12.02.2019	20197383041	12.17.2019	12.19.2019

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Appendix II - Changes In The Capital Stock (Article 5)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE NO. DATE	MINUTES in ONS PR of
10.01.1960	1,400,000,000.00	26350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70003 - 10.11.1966	10.18.1966[1]
	NCr$
10.31.1967	125,000,000.00	74817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86263 - 05.14.1970	06.09.1970
	Cr$
11.24.1970	425,000,000.00	89182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97374 - 09.21.1972	10.04.1972
04.30.1973[2]	867,934,700.00	101449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102508 - 11.09.1973	11.21.1973
10.30.1973[3]	1,023,000,000.00	103387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130933 - 11.05.1979	11.23.1979

[1] Rectified by ONS PR on June 5, 1967

[2] Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973

[3] Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974

41

Appendix II - Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - Cr$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
03.27.1980	10,660,296,621.00	133273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144227 - 12.14.1982	12.29.1982
03.14.1983	75,516,075,768.00	145422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000.00	160412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837.00	161756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000.00	161756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000.00	163280 - 11.14.1985	11.27.1985
	Cz$
04.25.1986	2,421,432,629.00	164815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170034 - 05.06.1988	05.25.1988[4]
04.14.1988	19,335,359,578.00	170034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172902 - 05.26.1989	07.06.1989
	NCz$
04.25.1989	182,848,503.53	172902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	173374 - 07.12.1989	07.21.1989
	Cr$
03.30.1990	2,902,464,247.10	175349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	177809 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	177809 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	178337 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	180617 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	180617 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	180899 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	182553 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	182553 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.95[5]	183139 - 07.13.1993	08.24.1993

[4] Rectification in ONS No. 2780 of May 27, 1988

[5] Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date).

42

Appendix II - Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - CR$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
04.26.1994	122,158,200,809.21[6]	184781 - 05.10.1994	06.08.1994

	R$
04.25.1995	446,545,229.15	950696471 - 05.18.1995	06.19.1995
04.23.1996	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.56[7]	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 - 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 - 05.15.2007	05.29.2007
04.27.2010	6,910,000,000.00	20105343960 - 05.06.2010	05.13.2010
12.22.2016	7,910,000,000.00	20167724827 - 01.04.2017	01.06.2017
04.29.2019	10,800,000,000.00	-	-

[6] Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date)

[7] Change in the capital stock authorized by the Board of Directors

43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.